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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                  Under the Securities and Exchange Act of 1934

                                Amendment No. 1

                                 MIGRATEC, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   681965 10 9
                                 (CUSIP Number)

                                 March 31, 2000
          (Date of Event Which Requires the Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed: [ ] Rule 13d-1(b)
                            [X] Rule 13d-1(c)
                            [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 681965 10 9
-------------------------------------------------------------------------------

 1)    Name of Reporting Person
       I. R. S. Identification No. of Above Persons (entities only)

       MT Partners, L.P.
-------------------------------------------------------------------------------

 2)    Check the Appropriate Box if a Member of a Group
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
 3)    SEC Use Only


-------------------------------------------------------------------------------


 4)    Citizenship or Place of Organization          Texas
-------------------------------------------------------------------------------


                      (5)      Sole Voting Power                  12,640,800*
                               ------------------------------------------------


                      (6)      Shared Voting Power                        -0-
       Number of               ------------------------------------------------
       Shares Bene-
       ficially
       Owned by       (7)      Sole Dispositive Power             12,640,800*
       Reporting               ------------------------------------------------
       Person With

                      (8)      Shared Dispositive Power                   -0-
-------------------------------------------------------------------------------
 9)    Aggregate Amount Beneficially Owned by Reporting Person    12,640,800*


-------------------------------------------------------------------------------

10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]

-------------------------------------------------------------------------------


11)    Percent of Class Represented by Amount in Row (9)                 15.9%

-------------------------------------------------------------------------------

12)    Type of Reporting Person                                           PN

-------------------------------------------------------------------------------

* Includes 10,534,000 shares issuable upon conversion of a convertible promissory note, and 2,106,800 shares issuable upon exercise of warrants.





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ITEM 1(a).    NAME OF ISSUER:

         MigraTEC, Inc., a Florida corporation

ITEM 2(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         12801 Stemmons Freeway, Suite 710, Dallas, Tx, 75234

ITEM 2(a)     NAME OF PERSON FILING:

         MT Partners, L.P.

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         500 Crescent Court, Suite 250, Dallas, Tx, 75201

ITEM 2(c).    CITIZENSHIP:

         MT Partners, L.P.'s place of organization is Texas

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

         Common Stock, no par value per share ITEM 2(e). CUSIP NUMBER:
         681965 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b) CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

ITEM 4.       OWNERSHIP:

         (a)  Amount beneficially owned: ........................   12,640,800*

         (b)  Percent of class: .................................       15.9%

         (c)  Number of shares as to which the person has:

              (i)   Sole power to vote or direct the vote .......   12,640,800*

              (ii)  Shared power to vote or direct the vote .....        -0-

              (iii) Sole power to dispose or to direct the
                    disposition of ..............................   12,640,800*

              (iv)  Shared power to dispose or to direct the
                    disposition of ...............................       -0-

* Includes 10,534,000 shares issuable upon conversion of a convertible promissory note, and 2,106,800 shares issuable upon exercise of warrants.



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

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable.

ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       MT Partners, L.P.

                                       By: Cardinal Holding Corporation
                                       Its: General Partner

                                       By: /s/ Marshall Payne
                                       Its: President

April 17, 2000


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